  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO  May 22, 2019

Eldorado Gold Announces Pricing of US$300 Million Senior Secured Second Lien Notes Offering

Vancouver, British Columbia - Eldorado Gold Corporation ( "Eldorado", the "Company" or "We") is pleased to announce that it has priced its offering of US$300 million aggregate principal amount of 9.5% senior secured second lien notes due 2024 (the "Notes"), which will be offered at 98% of par. The settlement date for the issue of the Notes is expected to be on or about June 5, 2019.

Eldorado intends to use the net proceeds from the sale of the Notes, together with term loan proceeds incurred under its new Senior Secured Credit Facility and cash on hand, to redeem its outstanding US$600 million 6.125% Senior Notes due December 2020, and to pay fees and expenses in connection with the foregoing.

The Notes have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state and may not be offered or sold absent registration under the Securities Act or an applicable exemption from the registration requirements thereof. The Notes will be offered and sold only to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the Securities Act and to certain “non-U.S. persons” outside the United States in reliance on Regulation S under the Securities Act and in each case pursuant to available prospectus exemptions from securities laws of British Columbia. The Notes will be offered and sold outside of the US (including in Canada) on a private placement basis pursuant to certain exemptions from applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction or an exemption therefrom.  This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward looking statements and forward looking information within the meaning of applicable Canadian and U.S. securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the pricing of the Notes, and the  completion of the transactions in connection with the offering of Notes and the new Senior Secured Credit Facility.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: our ability to satisfy the conditions of closing the offering, including obtaining any required consents and documents and the need to negotiate and execute the indenture and related documents; the need for continued cooperation of the initial purchasers; the need to successfully market the offering; gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company's Annual Information Form & Form 40-F dated March 29, 2019.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.